PLEDGE AGREEMENT

This PLEDGE AGREEMENT (as supplemented, amended, or replaced from time to time, this "Agreement"), dated as of December 29, 2025, is entered into by and among CONTRALTO SHIPPING COMPANY, a Republic of the Marshall Islands corporation (the "Borrower"), ANGELIKI FRANGOU, an adult individual (the "Guarantor"), and PIRAEUS BANK, S.A. acting through its Frankfurt branch (the "Lender"). The Borrower and the Guarantor are referred to in this Agreement both singly and collectively as the "Pledgor".

RECITALS

A.   The Borrower and the Lender have entered into that certain Facility Agreement, dated December 22, 2025 (as may be supplemented, amended, restated, or replaced from time to time, the "Facility Agreement") pursuant to the terms and conditions of which the Lender has agreed to make the Facility to the Borrower. All terms used but not defined in this Agreement that are defined in the Facility Agreement shall have the meanings ascribed to such terms in the Facility Agreement.

B.   It is a condition to the availability of the Facility under the Facility Agreement that the Pledgor enters into this Agreement in order for the Pledgor to grant to the Lender security interests in, liens on, and the rights of set-off against the Collateral (as hereinafter defined) as security for the payment and performance of the Liabilities (collectively, the "Secured Obligations") under the terms therefor as set forth in this Agreement and the Facility Agreement.

NOW THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.   GRANT OF SECURITY INTEREST. As security for the Secured Obligations, the Pledgor hereby irrevocably and unconditionally grants to the Lender a continuing security interest in, a lien on, and the right of set-off against, and collaterally assigns and transfers to the Lender, all property and assets of the Pledgor referred to in Exhibit A attached hereto and incorporated herein, as hereafter supplemented, amended, or replaced from time to time (collectively, the "Collateral"). Except as may be expressly required or permitted by the Facility Agreement, without the prior written approval of the Lender (which may be via email), the Pledgor may not sell, trade, withdraw, substitute, lease, license, loan, or otherwise transfer all or any part of the Collateral, or agree to do any of the foregoing, or sell any option or contract to purchase, grant any option, right, or warrant to purchase, make any short sale, or enter into any swap, put, call, or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Collateral.

2.   PLEDGOR'S COVENANTS, REPRESENTATIONS, AND WARRANTIES. The Pledgor covenants, represents, and warrants that unless compliance is waived by the Lender in writing (which may be via email):

(a)   The Pledgor is the legal and beneficial owner of all of the Collateral appearing under its name free and clear of any and all liens, claims, security interests, encumbrances, or interests of any third parties, other than the security interest, the lien, and the right of setoff of the Lender. The Pledgor shall keep the Collateral free and clear of all liens, claims, security interests, encumbrances, and interests of any kind or nature, whether voluntary or involuntary, except the security interest, the lien, and the right of setoff of the Lender.

(b)   The Pledgor shall not take any actions that would alter, impair, or eliminate the first priority and perfection of the security interest and lien of the Lender in the Collateral and shall, upon the Lender's written request and at the Pledgor's expense, take all actions necessary or advisable from time to time to maintain said priority or perfection.

(c)   The Pledgor agrees to pay prior to delinquency all taxes, charges, liens, and assessments, if any, against the Collateral. Upon any failure of the Pledgor to do so, the Lender, at its option and without any obligation to do so, may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same.

(d)   The Pledgor has (in the case of the Borrower), the power and authority, and (in the case of the Guarantor), the capacity to enter into, deliver, and perform its obligations under this Agreement. Subject to the Legal Reservations (except for clause (d) thereof), this Agreement constitutes the legal, valid, binding, and enforceable obligations of the Pledgor. No consent, approval, or authorization from any third party is required to be obtained by the Pledgor in connection with the Pledgor entering into this Agreement.

(e)   The Pledgor's exact legal name, as of the date hereof, is correctly set forth on the signature page hereof. The Pledgor shall provide the Lender with prior or concurrent written notice (which may be via email) of any change to the Pledgor's legal name.

(f)   The Guarantor resides and has for the four month period preceding the date hereof resided, at the address specified on the signature pages hereto. The Borrower's corporate headquarters is, and has been for the four-month period preceding the date hereof (or, if less, the entire period of the existence of the Pledgor) located, at the address specified on the signature page hereof. In addition, the Borrower is a corporation incorporated under the laws of the Republic of the Marshall Islands. The Borrower shall not change, as applicable, its type of organization or jurisdiction of incorporation. The Pledgor shall notify the Lender of any change to the location of, as applicable, its residence or its corporate headquarters, in either case within thirty (30) days of such change.

(g)   The Borrower's organizational identification number, if any, assigned by its jurisdiction of incorporation, as of the date hereof, is correctly set forth on the signature page hereof. The Borrower shall notify the Lender (i) of any change of its organizational identification number or (ii) if the Borrower does not have an organizational identification number and later obtains one, of such organizational identification number, in each case within thirty (30) days of such change.

3. REPRESENTATIONS, WARRANTIES, AND COVENANTS REGARDING EQUITY SECURITIES COLLATERAL. The Pledgor hereby represents, warrants, and covenants the following with respect to any equity securities comprising any or all of the Collateral (the "Equity Securities") and covenants and agrees to promptly notify the Lender in writing in the event that any of the foregoing representations and warranties is no longer true and correct:

(a) The Equity Securities have been duly authorized and validly issued and are fully paid and non-assessable (to the extent such concepts are applicable to limited partnership interests in the Republic of the Marshall Islands).

(b) No issuer of the Equity Securities is, or has been, a shell issuer as described in Rule 144(i)(1).

(c) The Equity Securities listed on Exhibit B attached hereto and incorporated herein, as hereafter supplemented, amended, or replaced from time to time (the "Rule 144/145 Securities"), are or may be deemed restricted and/or control securities (as indicated on Exhibit B) for purposes of Rule 144 of the General Rules and Regulations under the Securities Act of 1933 (as amended from time to time, "Rule 144") promulgated by the Securities and Exchange Commission (the "S.E.C.") and Rule 145 of said General Rules and Regulations (as amended from time to time, "Rule 145"). The Pledgor understands that in order for the Lender to extend the Secured Obligations to the Borrower which are collateralized by the Rule 144/145 Securities, the Lender must be able to sell the Rule 144/145 Securities pursuant to Rule 144, which requires that the conditions set forth in such Rule must be met.

(d) The Rule 144/145 Securities constitute the only Equity Securities pledged by the Pledgor to the Lender as Collateral under this Agreement which are or will be subject to any statutory, regulatory, or contractual restrictions on transfer.

(e) The Pledgor has held the Rule 144/145 Securities and borne the full economic risk thereof for at least one year prior to the date of this Agreement as determined in accordance with paragraph (d) of Rule 144.

(f) The Pledgor further represents, warrants, and covenants to the Lender that all of the information set forth on Exhibit B with respect to the Rule 144/145 Securities, or otherwise provided in writing by the Pledgor to the Lender with respect thereto, is true and correct in all material respects. The Pledgor agrees to immediately notify the Lender in writing of any material change in any of the factual information set forth on Exhibit B with respect to the Rule 144/145 Securities and to provide an updated Exhibit B upon pledge of any additional Collateral to the Lender which is subject to any statutory, regulatory, or contractual restriction on transfer or as otherwise reasonably requested by the Lender. Whether or not an updated Exhibit B has been provided, the parties agree that Exhibit B shall be automatically adjusted to account for any stock splits, stock dividends, recapitalizations, reorganizations, or other similar transactions involving the Rule 144/145 Securities.

(g)   Except as disclosed on Exhibit B, (i) neither the Pledgor nor any person, party, or entity with whom the Pledgor is required to aggregate sales of the Rule 144/145 Securities pursuant to Rule 144 (each an "Aggregated Person") has sold any securities of the same class of securities as the Rule 144/145 Securities, or has sold any securities which are convertible into such securities, or has sold any options, puts, or calls for such securities within the preceding three months and (ii) neither the Pledgor nor any Aggregated Person has any sale order open with any broker to sell securities of the same class of securities as the Rule 144/145 Securities or to sell convertible securities which are convertible into such securities, or to sell options, puts, or calls for such securities.

(h)   For so long as the Pledgor is deemed to be an "affiliate" as such term is defined in Rule 144 of an issuer of any Rule 144/145 Securities and until the Secured Obligations have been paid in full and the Lender has no commitment to extend any credit secured by the Rule 144/145 Securities, the Pledgor will not (and will use the Pledgor's reasonable best efforts to cause any other Aggregated Persons not to): (i) sell, transfer, or otherwise dispose of any of the Rule 144/145 Securities, any securities of the same class or convertible into the same class of securities as the Rule 144/145 Securities in reliance on Rule 144, or any options, puts, or calls relating to such securities, whether or not such securities are pledged hereunder or (ii) pledge to any person other than the Lender, as security for any obligation, any of the Rule 144/145 Securities, any securities of the same class or convertible into the same class as the Rule 144/145 Securities, or any options, puts, or calls relating to such securities, in each case without the express written consent of the Lender (which may be via email) in advance (except in each case as may be expressly required or permitted by the Facility Agreement). In the event of any such sale consented to by the Lender, the Pledgor will furnish the Lender with a copy of any Form 144 required to be filed in respect of such sale and any such other documentation that the Lender may reasonably request, including, without limitation, the execution of an updated Exhibit B. The Pledgor shall immediately notify the Lender in writing of any action in violation of this subsection (h).

(i)   The Pledgor will cooperate fully with the Lender with respect to any sale or liquidation by the Lender of any of the Rule 144/145 Securities, including, without limitation, full and complete compliance with all requirements of Rule 144 and/or Rule 145, and will give to the Lender all information and will do all things necessary within its power, including, without limitation, the execution of all documents, forms, instruments, and other items, to comply with Rule 144 and/or Rule 145 for the complete and unrestricted sale and/or transfer of the Rule 144/145 Securities. In connection with any sale or liquidation by the Lender of any of the Rule 144/145 Securities permitted by this Agreement, the Pledgor agrees that the Lender or its affiliates may file any required Rule 144 forms in the name of the Pledgor, the Lender or any such affiliate as the Lender deems appropriate.

(j)   Unless restricted by law or agreement, the Pledgor shall promptly notify the Lender of: (i) any amendment to the charter or articles of incorporation or formation of any issuer of the Rule 144/145 Securities or any shareholders agreement or similar agreement that may materially adversely affect the value of the Rule 144/145 Securities or (ii) the merger or consolidation of any issuer of the Rule 144/145 Securities with or into any corporation or other person, provided that no notification shall be required under this paragraph (j) where such relevant circumstances have been publicly disclosed by the issuer of the Rule 144/145 Securities.

(k)   In the event any issuer of the Rule 144/145 Securities defaults in its reporting obligations under the Securities Exchange Act of 1934, the Pledgor shall promptly notify the Lender of such default, provided that no notification shall be required under this paragraph (k) where such relevant circumstances have been publicly disclosed by the issuer of the Rule 144/145 Securities.

(l)   In addition to Rules 144 and 145, the Pledgor is also familiar with the other securities laws and regulations affecting the Pledgor's ownership, pledges, and the potential sale or liquidation of the Rule 144/145 Securities, including, without limitation, Rule 10b-5 promulgated pursuant to the 1934 Act, and has made the Pledgor's own determination if any such securities laws or regulations are applicable to the Pledgor.

(m)   The Pledgor has not disclosed and will not disclose any material, non-public information concerning the issuer of the Rule 144/145 Securities to the Lender or its representatives.

(n)   The Pledgor hereby authorizes the Lender to contact any issuer of the Rule 144/145 Securities to obtain confirmation of any information set forth or referenced in this Agreement or to obtain any additional information regarding the Rule 144/145 Securities or matters relating to the Lender's rights with respect thereto.

(o)   Except for the application of Rule 144 and Rule 145 to the Rule 144/145 Securities, there are no restrictions on the pledge of the Equity Securities by the Pledgor to the Lender nor on the sale of the Equity Securities by the Lender (whether pursuant to securities laws or regulations or any shareholder, lock-up, or other similar agreement or insider trading rules of the issuer).

(p)   All presently issued certificates representing limited partnership interests of any issuer constituting Equity Securities held owned by a Pledgor is represented by certificates previously delivered to, and in the possession of, the Lender in accordance with Section 9(a); and all certificates representing limited partnership interests of any issuer issued in the future constituting Equity Securities shall be represented by certificates delivered to the Lender for possession in accordance with Section 9(a) (it being acknowledged that the Pledgor shall not be required to deliver other securities of the issuer that it may acquire after the date of this Agreement as Collateral, other than any certificates issued in replacement of, or in substitution for, any Equity Securities only as a result of any stock split, reorganization, merger or similar transaction).

(q)   In connection with any Collateral Shares Sale permitted under the Facility Agreement, the Pledgor shall instruct the purchaser of the relevant Collateral to pay the associated Disposal Proceeds directly into the Disbursement Account. If the Pledgor receives any Disposal Proceeds in any account other than the Disbursement Account, the Pledgor shall promptly transfer, or procure the prompt transfer of, such Disposal Proceeds to the Disbursement Account upon receipt.

4. LENDER APPOINTED ATTORNEY IN FACT. The Pledgor authorizes and irrevocably appoints the Lender as the Pledgor's true and lawful attorney-in-fact with full power of substitution, from time to time after the Lender has provided notice to the Borrower in accordance with paragraph (a) of clause 17.10 (*Acceleration*) of the Facility Agreement (an "Enforcement Event"), to take any action and execute or otherwise authenticate any record or other documentation that the Lender considers reasonably necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, the following actions: (a) to endorse, receive, accept, and collect all checks, drafts, other payment orders, and instruments representing or included in the Collateral or representing any payment, dividend, or distribution relating to any Collateral or to take any other action to enforce, collect, or compromise any of the Collateral; (b) to transfer any Collateral (including, without limitation, converting physical certificates to book-entry holdings) into the name of the Lender or its nominee or any broker-dealer (which may be an affiliate of the Lender); (c) to participate in any recapitalization, reclassification, reorganization, consolidation, redemption, stock split, merger, or liquidation of any issuer of securities which constitute Collateral, and in connection therewith, the Lender may deposit or surrender control of the Collateral, accept money or other property in exchange for the Collateral, and take such action as it deems proper in connection therewith, and any money or property received on account of or in exchange for the Collateral shall be applied to the Secured Obligations in accordance with the terms of the Facility Agreement or held by the Lender thereafter as Collateral pursuant to the provisions hereof; (d) to exercise any right, privilege, or option pertaining to any Collateral, but the Lender has no obligation to do so; (e) to file any claims, take any actions, or institute any proceedings which the Lender determines to be necessary or appropriate to collect or preserve the Collateral or to enforce the Lender's rights with respect to the Collateral; (f) to execute in the name or otherwise authenticate on behalf of the Pledgor any record reasonably believed necessary or appropriate by Lender for compliance with laws, rules, or regulations applicable to any Collateral or in connection with exercising the Lender's rights under this Agreement; (g) [reserved]; (h) to make any compromise or settlement it deems desirable or proper with reference to the Collateral; (i) to do and take any and all actions with respect to the Collateral and to perform any of Pledgor's obligations under this Agreement; (j) to close out or otherwise terminate any calls, puts, or other options related to the Collateral, and (k) to execute any documentation reasonably believed necessary by the Lender for compliance with Rule 144, Rule 145, or any other restrictions, laws, rules, or regulations applicable to any Collateral hereunder that constitutes restricted or control securities under the securities laws. The foregoing appointments are irrevocable and coupled with an interest and shall survive the death, incapacity, cessation of business, dissolution, or bankruptcy of the Pledgor and shall not be revoked without the Lender's written consent (which may be via email). To the extent permitted by law, the Pledgor hereby ratifies all said attorney-in-fact shall lawfully do by virtue hereof.

5. <u>VOTING RIGHTS</u>.

(a) So long as no Enforcement Event has occurred and is continuing and the Lender has not delivered the notice specified in subsection (b) below, the Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement or any other Finance Document.

(b) Upon the occurrence and during the continuance of an Enforcement Event, at the option of the Lender exercised in a writing sent to the Pledgor, all rights of the Pledgor to exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to subsection (a) above shall cease, and the Lender shall thereupon have the sole right to exercise such voting and other consensual rights. In connection with the foregoing, the Pledgor grants to the Lender an irrevocable proxy to exercise such voting and other consensual rights. The Pledgor hereby revokes all other proxies to exercise such voting and other consensual rights that the Pledgor may have granted to the extent such proxies extend to any of the matters covered by the proxy granted pursuant to this subsection (b). The Pledgor will not grant a subsequent proxy (and if granted, will not be effective) or enter into any other voting agreement with respect to the exercise of such voting and other consensual rights with respect to any of the matters covered by the proxy granted pursuant to this subsection (b). The proxy granted by the Pledgor pursuant to this subsection (b) is coupled with an interest and shall survive the death, incapacity, cessation of business, dissolution, or bankruptcy of the Pledgor.

6. <u>REMEDIES</u>. If an Enforcement Event has occurred and is continuing, the Lender may do any one or more of the following, to the extent permitted by law, in each case subject to the terms of the Facility Agreement:

(a) Declare any or all of the Secured Obligations immediately due and payable, without notice or demand.

(b) Subject to Section 5, exercise as to any or all of the Collateral all the rights, powers, and remedies of an owner.

(c) Enforce the security interest given hereunder pursuant to the Uniform Commercial Code as in effect in the State of New York (the "<u>UCC</u>") and any other applicable law.

(d) Sell all or any part of the Collateral at public or private sale in accordance with the UCC, without advertisement (except as required by law), in such manner and order as the Lender may elect. The Lender may execute any such sale of the Collateral through an affiliate of the Lender and such affiliate shall be entitled to charge standard fees for such sale. The Lender or any affiliate of the Lender may purchase the Collateral for its own account at any such public sale (or, to the extent permitted by law, at any private sale). The Lender shall give the Pledgor such notice of any such public or private sale as may be required by the UCC, provided that, to the extent notice of any such sale is required by the UCC or other applicable law, the Pledgor agrees that at least ten (10) days' notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification and provided further that, if the Lender fails to comply with this sentence in any respect, its liability for such failure shall be limited to the liability (if any) imposed on it as a matter of law under the UCC or other applicable law. The Pledgor further acknowledges that a private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that no such private sale shall, to the extent permitted by applicable law, be deemed not to be "commercially reasonable" solely as a result of such prices and other sale terms. The Pledgor acknowledges and agrees that the Lender, in conducting a private sale, may impose such conditions as the Lender deems appropriate to insure a lawful sale under the securities laws, including, without limitation, the right to approach and negotiate with only a limited number of potential purchasers and to restrict purchasers to those who can make appropriate representations and warranties. Upon any such sale, the Lender shall have the right to deliver, assign, and transfer to the buyer thereof the Collateral so sold. Each buyer at any such sale shall hold the Collateral so sold absolutely and free from any claim or right of whatsoever kind, including, without limitation, any equity or right of redemption of the Pledgor that may be waived or any other right or claim of the Pledgor, and the Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay, or appraisal that the Pledgor has or may have under any law now existing or hereafter adopted.

(e)   Exercise any other right or remedy provided under this Agreement, any other Finance Document, or by any applicable law.

(f)   Comply with any applicable state or federal law requirements in connection with a disposition of the Collateral, and such compliance will not be considered to affect adversely the commercial reasonableness of any sale or other disposition of the Collateral.

(g)   Sell the Collateral without giving any warranties as to the Collateral. The Lender may specifically disclaim any warranties of title or the like. This procedure will not be considered to affect adversely the commercial reasonableness of any sale or other disposition of the Collateral.

The Pledgor agrees that the Collateral may be sold as provided for in this Agreement. All cash proceeds received by or on behalf of the Lender in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may be held by the Lender as collateral for, and then applied by the Lender to, the Secured Obligations in accordance with the terms of the Facility Agreement, and the Pledgor shall remain liable for any deficiency to the extent the Pledgor is obligated therefor under the Finance Documents. Upon the sale of any Collateral not denominated in U.S. Dollars, the Lender shall convert such proceeds to the U.S. Dollar equivalent at the spot rate of the Lender for such currency or pursuant to such other rate of exchange as the Lender may determine in its reasonable discretion. All proceeds of enforcement shall be applied in accordance with clause 24 (Application of proceeds) of the Facility Agreement. For the avoidance of doubt, on the date the Lender issues a notice in accordance with Clause 17.9(a) of the Facility Agreement, it shall determine the NMM Collateral Shares Enforcement Value and at the point (i) any such NMM Collateral Shares are foreclosed upon or (ii) the legal title to any of the NMM Collateral Shares is transferred to the Lender or any third party (as designated by the Lender), (for the purposes of this sentence the NMM Collateral Shares in (i) and (ii) being the "Liquidated Collateral Shares"), the Liabilities shall, subject to Clause **Error! Reference source not found.** (*Limited*

Recourse) of the Facility Agreement, be extinguished and reduced by an amount equal to the NMM Collateral Shares Enforcement Value (calculated at the date of the Acceleration Notice) attributable to such Liquidated Collateral Shares irrespective of the amount of the actual proceeds received (if any) in connection with such foreclosure or transfer.

7. RIGHT TO CURE; LIMITATION ON LENDER'S DUTIES. If the Pledgor fails to perform any agreement contained herein, the Lender may perform, or cause performance of such agreement and the expenses of the Lender incurred in connection therewith shall be payable by the Pledgor under Section 11. Any powers conferred on the Lender hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for reasonable care in the custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Lender shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral. The Lender shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which the Lender accords its own property, it being understood that the Lender shall not have any responsibility for (a) ascertaining, exercising, or taking other action or giving the Pledgor notice with respect to subscription rights, calls, conversions, exchanges, maturities, lenders, or other matters relative to any Collateral, whether or not the Lender has or is deemed to have knowledge of such matters, or (b) taking any necessary steps to preserve rights against any parties with respect to any Collateral. The Lender shall not be liable for any loss to the Collateral resulting from acts of God, war, civil commotion, fire, earthquake, or other disaster or for any other loss or damage to the Collateral except to the extent such loss is determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the Lender's gross negligence or willful misconduct.

8. WAIVERS. The Lender shall be under no duty or obligation whatsoever, and the Pledgor waives any right to require the Lender, to (a) except as expressly required by this Agreement or any other Finance Document, make or give any presentment, demands for performances, notices of nonperformance, protests, notices of protest, or notices of dishonor in connection with any of the Secured Obligations, (b) proceed against any person or entity, (c) proceed against or exhaust any Charged Property or other collateral, or (d) pursue any other remedy in the Lender's power; and the Pledgor waives any defense arising by reason of any disability or other defense of any other Obligor, Transaction Obligor, or person, or by reason of the cessation from any cause whatsoever of the liability of any other Obligor, Transaction Obligor, or person. Until the Secured Obligations are paid in full and the Lender has no commitment to extend any credit secured by the Collateral, the Pledgor waives any right of subrogation, reimbursement, indemnification, and contribution (contractual, statutory, or otherwise), including, without limitation, any claim or right of subrogation under the Bankruptcy Code (Title 11 of the U.S. Code) or any successor statute, arising from the existence or performance of this Agreement, and the Pledgor waives any right to enforce any remedy which the Lender now has or may hereafter have against any other Obligor, Transaction Obligor, or person and waives any benefit of and any right to participate in any Charged Property or other collateral whatsoever now or hereafter held by the Lender. If the Pledgor is not also the Borrower with respect to the Secured Obligations or any part thereof, the Pledgor authorizes the Lender, subject to the consent of the Borrower, without notice or demand and without affecting the Pledgor's liability hereunder, from time to time to: (i) renew,

extend, accelerate, or otherwise change the time for payment of or otherwise change the terms of the Secured Obligations or any part thereof, including, without limitation, increase or decrease of the rate of interest thereon; (ii) take and hold Charged Property or other collateral, other than the Collateral, for the payment of the Secured Obligations or any part thereof, and exchange, enforce, waive, and release the Charged Property or any part thereof or any such other collateral; and (iii) release or substitute an Obligor or Transaction Obligor or any one or more of them, or any of the endorsers or guarantors of the Secured Obligations or any part thereof, or any other parties thereto.

9.   TRANSFER, DELIVERY, AND RETURN OF COLLATERAL.

(a)   The Pledgor shall immediately deliver or cause to be delivered (to the extent the same have not already been delivered) to the Lender any certificates or instruments now or hereafter representing or evidencing Collateral. Such certificates and instruments shall be accompanied by duly executed instruments of transfer or assignment in blank in form and substance reasonably satisfactory to the Lender.

(b)   All dividends and other distributions paid or payable in respect of any Collateral may be received and retained by the Pledgor and shall cease to constitute Collateral upon receipt by the Pledgor; provided, however, (i) after the occurrence and during the continuance of an Enforcement Event and upon written demand made by the Lender therefor, the Pledgor shall immediately deliver or cause to be delivered to the Lender, in the same form as received (with any necessary endorsement), all dividends and other distributions paid or payable in respect of any Collateral, and any such dividends or other distributions, if received by the Pledgor, shall continue to constitute Collateral and shall be received in trust for the benefit of the Lender and be segregated from the other property or funds of the Pledgor.

(c)   The Lender may at any time deliver the Collateral or any part thereof to the Pledgor, and the receipt by the Pledgor shall be a complete and full acquittance for the Collateral so delivered, and the Lender shall thereafter be discharged from any liability or responsibility therefor.

(d)   Upon a transfer of all or any part of the Secured Obligations permitted under the Facility Agreement, the Lender may transfer all or any part of the Collateral and shall be fully discharged thereafter from all liability and responsibility with respect to such Collateral so transferred, and the transferee shall be vested with all the rights and powers of the Lender hereunder with respect to such Collateral so transferred, but with respect to any Collateral not so transferred the Lender shall retain all rights and powers hereby given. The Pledgor agrees that, to the extent permitted by law and the Facility Agreement, the Lender may disclose to any prospective purchaser or transferee and any purchaser or transferee of all or part of the Secured Obligations any and all information in the Lender's possession concerning the Pledgor, this Agreement, and the Collateral.

10.   CONTINUING AGREEMENT AND POWERS.

(a)   This is a continuing Agreement and all the rights, powers, and remedies hereunder shall, unless otherwise limited herein, apply to all past, present, and future Secured

Obligations, including, without limitation, those arising under successive transactions which shall either continue the Secured Obligations, increase or decrease them, or from time to time create new Secured Obligations after all or any prior Secured Obligations have been satisfied, and notwithstanding the death, incapacity, cessation of business, dissolution, or bankruptcy of any Obligor, any Transaction Obligor, or any one or more of them, or any other event or proceeding affecting any Obligor, any Transaction Obligor, or any one or more of them.

(b)   Until all Secured Obligations shall have been paid in full and the Lender shall have no obligation to extend credit secured by the Collateral, the power of sale and all other rights, powers, and remedies granted to the Lender hereunder shall continue to exist and may be exercised by the Lender at the time specified hereunder irrespective of the fact that the Secured Obligations or any part thereof may have become barred by any statute of limitations or that the personal liability of any Obligor, any Transaction Obligor, or any one or more of them may have ceased. The Pledgor waives the benefit of any statute of limitations as applied to this Agreement.

11.   COSTS. To the extent permitted by law, all advances, charges, costs, and expenses, including, without limitation, reasonable attorneys' fees, incurred or paid by the Lender in exercising following an Enforcement Event any right, power, or remedy conferred by this Agreement or in the enforcement thereof shall become a part of the Secured Obligations secured hereunder and shall be paid to the Lender in accordance with the provisions of the Facility Agreement.

12.   NOTICES. Unless otherwise provided or agreed to herein or required by law, notices and communications provided for in this Agreement shall be in writing and shall be given in accordance with Section 26 of the Facility Agreement.

13.   WAIVER OF JURY TRIAL.   EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER FINANCE DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER FINANCE DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION, AND (c) CERTIFIES THAT THIS WAIVER IS KNOWINGLY, WILLINGLY, AND VOLUNTARILY MADE.

14.   INDEMNITY. Each Pledgor shall jointly and severally indemnify, hold harmless, and defend the Lender and its directors, officers, agents, and employees, from and against any and all claims, actions, obligations, liabilities and expenses, including, without limitation, defense costs, investigative fees and costs, and legal fees and damages arising from their execution of or

performance under this Agreement, except to the extent that such claim, action, obligation, liability, or expense is determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such indemnified person. This indemnification shall survive the termination of this Agreement.

15.   CONDITIONS PRECEDENT. This Agreement shall be effective as of the date hereof, provided that (a) this Agreement has been executed by the parties hereto; and (b) the Pledgor has complied with Section 9(a) with respect to the Collateral.

16.   MISCELLANEOUS.

(a)   This Agreement (i) may be waived, altered, modified, or amended only by an instrument in writing, duly executed by the party or parties sought to be charged or bound thereby, and (ii) may be executed in any number of identical counterparts, each of which shall be deemed an original for all purposes and all of which constitute, collectively, one agreement; but, in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart. Any waiver, express or implied, of any provision hereof and any delay or failure by the Lender to enforce any provision shall not preclude the Lender from enforcing any such provision thereafter.

(b)   The Pledgor hereby irrevocably authorizes the Lender to file one or more financing statements describing all or part of the Collateral in any filing office or jurisdiction as the Lender may determine in its sole discretion, and continuation statements, or amendments thereto, relative to all or part of the Collateral as authorized by applicable law. Such financing statements, continuation statements, and amendments will contain any other information required by the UCC for the sufficiency or filing office acceptance of any financing statement, continuation statement, or amendment, including, without limitation, whether the Pledgor is an organization, the type of organization, and any organizational identification number issued to the Pledgor. The Pledgor agrees to furnish any such information to the Lender promptly upon request.

(c)   From time to time, the Pledgor shall, at the request of the Lender, execute such other agreements, documents, or instruments, or take any other actions in connection with this Agreement, as the Lender may reasonably deem necessary to evidence or perfect the security interests and liens granted herein, to maintain the first priority of such security interests and liens, or to effectuate the rights granted to the Lender herein, but its or her, as applicable, failure to do so shall not limit or affect any security interest, any lien, or any other rights of the Lender in and to the Collateral. The Pledgor will execute and deliver to the Lender any stock powers, instructions to any securities intermediary, issuer or transfer agent, proxies, or any other documents of transfer that the Lender requests in order to perfect, obtain control, or otherwise protect the Lender's security interests, liens, and other rights in and to the Collateral or to effect the Lender's rights under this Agreement. Such powers or documents may be executed in blank or completed prior to execution, as requested by the Lender.

(d)   Except to the extent that any federal law of the United States may apply, this Agreement shall be governed and interpreted exclusively according to the laws of the State of New York, pursuant to § 5-1401 of the New York General Obligations Law. Nothing in this paragraph shall be construed to limit or otherwise affect any rights or remedies of the Lender under any federal law of the United States.

(e)   The Pledgor hereby agrees that all actions or proceedings initiated by the Pledgor, or the Lender, and arising out of or relating to (in any such case, an "Enforcement Proceeding") (i) the enforcement of the security interests, liens, rights of set-off, assignments, and transfer granted and made by the Pledgor to the Lender hereunder with respect to the Collateral, (ii) the exercise of any post-Enforcement Event rights and remedies hereunder with respect to any Collateral, or (iii) any sale or other transfer of any Collateral by or to the Lender pursuant to the exercise of such rights and remedies, shall be, at the Lender's sole election, exclusively brought either (i) in the appropriate State or Federal Court in New York County, New York, pursuant to § 5-1402 of the New York General Obligations Law, or (ii) in the Commercial Division, New York State Supreme Court, subject to the requirements for a case to be heard in the Commercial Division. The Pledgor hereby expressly and irrevocably submits and consents in advance to the personal jurisdiction and venue of such courts in any Enforcement Proceeding and, with respect any such action or proceeding before the Commercial Division, New York State Supreme Court, to the application of the accelerated procedures of such Court, pursuant to, among other things, Rule 9 of the Rules for Practice for the Commercial Division (22 NYCRR § 202.70). The Pledgor irrevocably waives any claim that any such court is an inconvenient forum or an improper forum based on venue or personal jurisdiction or any lack thereof. The Pledgor agrees that, without prejudice to any other mode of service allowed under any relevant law, any notices, demands, summons, writ, or other legal process required to be served upon the Pledgor in an Enforcement Proceeding may be served upon the Process Agent (or any successor thereof permitted under the Facility Agreement) who is hereby appointed as agent of the Pledgor authorized to accept such service which shall be deemed to be good service on the Pledgor. Any Disputes arising out of or relating to this Agreement, other than Enforcement Proceedings, shall be referred to and finally resolved by arbitration in accordance with clause 34 of the Facility Agreement and such provisions shall be deemed incorporated in this Agreement as if set out in full in this Agreement. The provisions of this section are material inducements to the Lender's acceptance of this Agreement.

(f)   Any term used or defined in the UCC and not defined herein or in the Facility Agreement has the meaning given to the term in the UCC, when used in this Agreement.

(g)   This Agreement shall benefit the Lender's successors and assigns to the extent such successors or assignees are permitted under the Facility Agreement and shall bind the Pledgor's successors and assigns, except that the Pledgor may not assign its rights and obligations under this Agreement.

(h)   All rights and remedies herein provided are cumulative and not exclusive of any rights or remedies otherwise provided by law or any other Finance Document. Any single or partial exercise of any right or remedy shall not preclude the further exercise of any other right or remedy.

(i)   The illegality, invalidity, or unenforceability of any provision of this Agreement shall not in any way affect or impair the legality, validity, or enforceability of the remaining provisions of this Agreement.

(j)   In the event of any conflict or inconsistency between any provision of this Agreement and any provision of the Facility Agreement, the provisions of the Facility Agreement shall prevail.

(k)   This Agreement and the other Finance Documents constitute the entire agreement of the parties hereto with respect to the subject matter hereof.

17.   <u>Final Agreement</u>. BY SIGNING THIS DOCUMENT EACH PARTY REPRESENTS AND AGREES THAT: (A) THIS DOCUMENT TOGETHER WITH THE OTHER FINANCE DOCUMENTS REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF, (B) THIS DOCUMENT SUPERSEDES ANY COMMITMENT LETTER, TERM SHEET, OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS RELATING TO THE SUBJECT MATTER HEREOF, (C) THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES, AND (D) THIS DOCUMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF THE PARTIES.

[SIGNATURE PAGES FOLLOW]

The parties executed this Agreement on and as of the date of this Agreement.

LENDER:

PIRAEUS BANK S.A.

By: /s/ Artemis Kourkoumeli
Name: Artemis Kourkoumeli
Title: General Manager

By:/s Panagiotis Anthansopoulos
Name: Panagiotis Anthansopoulos
Title: Senior Director

Address:

Pledgor's Corporate Headquarters:

Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands

BORROWER:
CONTRALTO SHIPPING COMPANY

By:/s/ Alexandros Stamatiou Meraklis
Name: Alexandros Stamatiou Meraklis
Title: Attorney in Fact

AUTHORISED BY RESOLUTIONS OF THE PLEDGOR'S DIRECTOR DATED 19 DECEMBER 2025 AND POWER OF ATTORNEY DATED 19 DECEMBER 2025

Pledgor's Residence:
******

GUARANTOR:

/s/ Angeliki Frangou
ANGELIKI FRANGOU